Exhibit 99.1


    Nasdaq Stock Market Informs G. Willi-Food International Ltd. That It Will Take No Action at Present Regarding the Delisting of G. Willi-Food Ordinary
                                     Shares


      YAVNE, Israel, August 11 - The Nasdaq Listing Qualification staff informed
G. Willi-Food International Ltd. (Nasdaq:WILCF) on August 7, 2003 that it has determined, after further consideration, that the Company is in substantial compliance with the continuing listing requirements of Nasdaq Marketplace Rule 4310(c)(7) requiring a minimum number of publicly held shares and will take no further action. However, the Nasdaq Staff informed the Company that it will continue to monitor the Company's compliance with the cited rule.

      G. Willi-Food International Ltd. is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The Company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The Company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

      Except for the historical matters discussed above, the statements in this press release are forward looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. They are based on the Company's current expectations and are subject to a number of risks and uncertainties, including factors detailed from time to time in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2002.